EXHIBIT 99.1

Electra and LG Energy Solution Update Multi-Year Cobalt Supply Agreement

TORONTO, March 10, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”), a leader in advancing North America’s critical minerals processing, is pleased to announce that LG Energy Solution (LGES; KRX: 373220), a leading global manufacturer of lithium-ion batteries, has reaffirmed its partnership with Electra through the signing of a new binding term sheet that details the updated contract period for the long-term supply of battery-grade cobalt from Electra’s Ontario refinery (dated March 6, 2026).

“The updated agreement underscores the strength of our long-standing partnership and LG Energy Solution’s role as a cornerstone customer in Electra’s vision to build a resilient, North American supply chain for critical minerals,” said Trent Mell, CEO of Electra Battery Materials. “As we advance construction of North America’s only cobalt sulfate refinery, this offtake agreement reflects growing demand for secure and responsibly sourced cobalt and reinforces Electra’s position as a first mover in domestic critical minerals processing. With a fully permitted and funded project now under active construction, our focus is on disciplined execution, meeting key build milestones, and delivering a strategic asset that supports North America’s critical minerals security priorities.”

The updated agreement includes a firm commitment for 60% of Electra’s cobalt sulfate production through to 2029, keeping roughly 40% of capacity uncommitted and providing flexibility for Electra to capture potential upside in pricing cycles. The agreement also includes an option to extend the terms through to 2032. The price of cobalt sulfate has increased over 90% since the beginning of 2025, providing a constructive backdrop for Electra’s refining business (Source).

This agreement follows the initial three-year agreement signed in 2022 and the five-year extension announced in July 2023, reflecting the Ontario refinery’s updated production timelines under the contract.

Electra is constructing North America’s first battery-grade cobalt sulfate refinery in Ontario, a cornerstone asset in the region’s strategy to onshore critical minerals processing and reduce reliance on foreign supply chains. In February 2026, the Company approved a US$73 million construction budget and established a defined execution schedule targeting early commissioning of select circuits in Q4 2026, and production ramp-up through 2027 to achieve commercial production in Q4 2027.

Designed to initially produce 5,120 tonnes per annum of contained cobalt, with a crystallizer nameplate capacity of up to 6,500 tonnes per annum, the fully permitted and funded brownfield facility positions Electra as a strategic domestic supplier to the North American electric vehicle and energy storage markets.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
Info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.